DK SINOPHARMA, INC.
Dongxing Building, 4th Floor
No.1 Xinke Road,
Xi’an, the People’s Republic of China 710043

February 15, 2011

Securities and Exchange Commission
100 F Street, N.E., Stop 3720
Washington, D.C. 20549
Attn: Jim Rosenberg

Re:          DK Sinopharma, Inc.
Form 10-K for the Fiscal Year ended September 30, 2009
Forms 8-K and 8-K/A filed May 10, 2010 and May 21, 2010
Form 10-Q and 10-Q/A for the Quarterly Period ended June 30, 2010
File No. 333-156302

Ladies and Gentlemen:

This letter responds to comments contained in the Staff letter, dated January 5, 2011, addressed to Ms. Yanhong Ren, the Chief Financial Officer of DK Sinopharma, Inc. (the “Company”), with respect to the Company’s above-referenced filings.

We have replied below to the Staff’s comments, numbered to relate to the corresponding comments in your letter.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2010
Notes to Consolidated Financial Statements

Note 8 – Warrants, page F-13

1.
Please refer to your response to comment three.  You did not address the portion of our comment to explain why you have classified stock compensation expense within the derivative expense line item.  Since the warrants were issued to consultants please tell us your consideration of whether they meet the scope exception of ASC 815-40-15-3c and therefore derivative accounting would not be applicable.  If you conclude that derivative accounting is not appropriate, please tell us how your accounting complies with the requirement in ASC 505-50 to estimate the fair value of the warrant on the date of grant and recognize compensation expense over the service period of the warrants issued.  In addition, please clarify whether you remeasure the fair value of the unvested portions of the warrants at subsequent reporting dates as required by ASC 505-50-30-21.

RESPONSE:

In our response to comment 11 in your Staff letter dated September 27, 2010, we stated that we have reclassified the treatment of the warrants from equity to derivative liability. Upon further review, we have determined that this was an error. We have reevaluated the warrants and determined that they do not meet the requirements to be accounted for as derivatives.

The potential adjustments to the exercise price result only from stock splits, stock dividends, etcetera. There are no reset provisions present that would cause the warrants to no longer be indexed to the entity’s own stock under ASC 815-40-15.

Our consideration of 815-40-15-71 concluded that the entity that issued the warrants (the issuer) and whose stock will be delivered upon exercise is a US Holding Company. As such, that entity's functional currency is the US Dollar.  All transactions of this entity are in US Dollars.  Those transactions primarily consist of receipt of US Dollars for sale of equity interests in this entity and US Dollar expenses associated with fundraising activities and regulatory compliance costs for this entity.  US Dollars received by this entity from sale of equity interests in this entity are transferred to this entity's subsidiary whose functional currency is Chinese RMB.  The entity with the Chinese RMB functional currency is not issuing the warrants in question or any warrants for that matter and therefore is not the issuer. Given the functional currency of the entity issuing the warrants (the issuer) is US Dollars and the exercise price is denominated in US Dollars, we concluded the issuer is not exposed to changes in currency exchange rates and therefore the warrants were indexed to the issuer's common stock.

The warrants do not meet the scope exception of ASC 815-40-15-3c because they were fully earned and vested upon issuance. There were no remaining performance conditions upon the issuance of the warrants.

We will reclassify the grant date fair value of the warrants from derivative liability to equity and will reclassify the presentation of the expense to the compensation expense line item. In correcting the accounting for the warrants, we will meet the requirements of ASC 505-50 in that the fair value of the warrants will be estimated on their grant date and the fair value will be expensed over the service period. The expense will be recognized in full on the date of grant because the warrants are fully earned and vested upon their grant. There is no remaining service period over which to recognize the expense. In addition, there is no need to remeasure the fair value of the unvested portions of the warrants at subsequent reporting dates as required by ASC 505-50-30-21. The warrants were fully earned and vested upon issuance. Accordingly, there exists no unvested portion to remeasure at subsequent reporting dates.

When the warrants were accounted for as derivatives, there was no change in fair value recorded as it was determined to be nominal and immaterial. The misstatement resulting from the above correction that will be made impacts only the classification between derivative liability and equity and the presentation of the expense between change in the fair value of derivative liabilities and compensation expense. We have evaluated this misstatement both quantitatively and qualitatively under SAB 108 and have determined that it does not warrant a restatement. We will make the above corrections in our Form 10-K for the fiscal year ended December 31, 2010 which we anticipate to file in early March 2011.

*    *    *

In connection with the Company’s responses to the above comments, the Company acknowledges that:

●    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments and/or questions, please contact the undersigned at (011-86) 29-8224-7500 or Marc J. Ross, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Sincerely,

/s/ Yanhong Ren
Yanhong Ren
Chief Financial Officer